SUBSCRIPTION AGREEMENT

(U.S. Persons; brokered)

SHARES

To:	Kimber Resources Inc. (the “Issuer”)
And To:	Puplava Securities Inc. (the “Agent”)
Re:	Purchase and Sale of Shares of the Issuer

Dated For Reference:  February 20, 2006

The undersigned (the “Purchaser”) hereby irrevocably subscribes for and agrees to purchase from the Issuer, subject to the terms and conditions set forth in Schedule “A” to this subscription (which, together with all appendices (the “Appendices”) attached hereto, shall be deemed to form a part of this subscription and shall be collectively referred to as this Agreement), that number of common shares (each a “Share”) in the capital of the Issuer set out on page 2 hereof at a price of $2.00 per Share.

The Purchaser and the Issuer hereby agree that the offering of the Shares shall be conducted on the terms and conditions specified in Schedule “A” hereto.  The Purchaser hereby makes, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, the acknowledgments, representations and warranties set out in Schedule “A” hereto, and agrees that the Issuer can rely on such acknowledgments, representations and warranties should this subscription offer be accepted.

INSTRUCTIONS FOR COMPLETING THIS AGREEMENT PRIOR TO DELIVERY TO THE ISSUER

1.

This form is for use by all U.S. subscribers.  A “U.S. subscriber” is any U.S. Person (as defined below).  This will include (a) any natural person resident in the United States (as defined below); (b) any partnership or corporation organized or incorporated under the laws of the United States; (c) any partnership or corporation organized outside the United States by a U.S. Person principally for the purposes of investing in securities not registered under the 1933 Act (as defined below), unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts; and (d) any estate of which any executor or administrator is a U.S. Person.

2.

All Purchasers must complete (i) the information required on page 2 with respect to subscription amounts and registration and delivery particulars; and (ii) the information required on page 3 with respect to information regarding the Purchaser.

3.

Complete Appendix I – “Accredited Investor Questionnaire (United States)”.  The Purpose of the questionnaire is to determine whether you meet the standards for participation in a private placement under applicable federal United States securities law.

4.

Return this Agreement to the Issuer at Suite 215 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, with a certified cheque, money order or bank draft drawn on a United States or Canadian chartered bank and made payable to “Kimber Resources Inc.” in the aggregate amount of the subscription funds therefor.  The subscription funds may also be deposited into a bank account of the Issuer by wire transfer into such account no later than the close of business on the Business Day immediately preceding the Closing Date.  For wire transfer instructions, contact Michael E. Hoole at (604) 669-2251, extension 110, or mhoole@kimberresources.com.  The Issuer will hold such funds pending Closing.  If the conditions set out herein are satisfied or, to the extent permissible, waived by the applicable party or parties, the funds will be released and delivered to the Issuer at Closing.  If Closing has not occurred by the deadline stipulated in section 9.3 hereof, the funds will be refunded to the Purchasers, in each case without bonus or deduction.

SUBSCRIPTION AMOUNTS

No. of Shares to be purchased at $2.00 each	$
Total subscription funds for Shares

REGISTRATION AND DELIVERY (Complete Box A.  For Broker registration, ALSO complete Box B):

BOX A: PURCHASER INFORMATION AND SIGNATURE

(name of Purchaser)

(address – include city, province and postal code)
X
(contact name and telephone number)	(signature of Purchaser/authorized signatory)

(contact name and telephone number)	(if applicable, print name of signatory and office)
BOX B: FOR REGISTRATION THROUGH BROKER OR TRUSTEE

in trust for
(name of registered holder)	(name of beneficial holder)

(address of registered holder – include city, province and postal code)

(registered holder: contact name and phone number)

(registered holder: contact email address)

If the Purchaser is acting as agent and registered holder for a principal and is not a trust company or portfolio manager acting as trustee or agent for fully managed accounts (in which event the Purchaser will ensure that the applicable Appendices are completed on behalf of any such principal):

If the securities subscribed for are to be delivered to an address other than that provided in Box A or Box B above:

(name of principal)	(name of addressee)

(address of principal - line 1)	(address line 1)

(address of principal - line 2)	(address line 2)

Execution by the Purchaser in Box A hereof shall constitute an irrevocable offer and agreement by the Purchaser to subscribe for the securities described herein on the terms and conditions herein set out.  The Issuer shall be entitled to rely on the delivery of a facsimile copy of this Agreement, and acceptance by the Issuer of such facsimile Agreement shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms and conditions hereof.

ACCEPTANCE

This subscription is accepted and agreed to by the Issuer as of the ____ day of _______________, 2006.	) ) ) ) ) )	KIMBER RESOURCES INC. Per: Authorized Signatory

INFORMATION REGARDING THE PURCHASER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1.

Security Holdings.  The Purchaser and all persons acting jointly and in concert with the Purchaser own, directly or indirectly, or exercises control or direction over (provide additional detail as applicable):

☐

_________________ common shares of the Issuer and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Purchaser to acquire additional common shares or other kinds of shares of the Issuer:

_____________________________________________________________________________________

_____________________________________________________________________________________

_____________________________________________________________________________________

☐

No shares of the Issuer or securities convertible into shares of the Issuer.

SCHEDULE “A”

1.

DEFINITIONS

1.1

In this Agreement, the following words have the following meanings unless otherwise indicated:

(a) “1933 Act” means the Securities Act of 1933 (United States of America), as amended;

(b) “Acts” means, collectively, the BC Act and the 1933 Act;

(c) “Agency Agreement” means the engagement letter agreement dated January 31, 2006 between Puplava Securities Inc. and the Issuer;

(d) “Agent” means Puplava Securities Inc.;

(e) “Agreement” means the subscription to which this Schedule “A” is attached, including this Schedule “A” and all Appendices hereto;

(f) “AMEX” means the American Stock Exchange;

(g) “BC Act” means the Securities Act (British Columbia), as amended, the regulations and rules made thereunder and all administrative policy statements, rules, instruments, blanket orders, notices, directions, and orders issued by the Commission;

(h) “BCI 72-503” means British Columbia Instrument 72-503 entitled “Securities Transactions outside the Jurisdiction” published by the Commission;

(i) “Business Day” means any day except Saturday, Sunday, or a statutory holiday in Vancouver, British Columbia, or San Diego, California;

(j) “Closing” means the closing of the Private Placement pursuant to which the Purchaser purchases Shares on the Closing Date;

(k) “Closing Date” means the day on which the Issuer issues the Shares to the Purchaser;

(l) “Commission” means the British Columbia Securities Commission;

(m) “Exchanges” means the Toronto Stock Exchange and the American Stock Exchange;

(n) “NI 45-102” means National Instrument 45-102 entitled “Resale of Securities” published by the Canadian Securities Administrators;

(o) “Offered Shares” has the meaning specified in section 2.1;

(p) “Private Placement” means the offering of the Shares by way of private placement (by way of brokered private placement through the Agent to all subscribers other than certain institutional investors which are already shareholders of the Issuer and which are not U.S. subscribers;

(q) “Regulation D” means Regulation D promulgated under the 1933 Act;

(r) “Regulation S” means Regulation S promulgated under the 1933 Act;

(s)“Regulatory Authorities” means the Commission and the Exchanges;

(t)“SEC” means the United States Securities and Exchange Commission;

(u) “Shares” means the previously unissued common shares of the Issuer, as presently constituted;

(v) “TSX” means the Toronto Stock Exchange;

(w) “United States” has the meaning specified in Regulation S of the 1933 Act; and

(x) “U.S. Person” has the meaning specified in Regulation S of the 1933 Act.

2.

PURCHASE AND SALE OF SHARES

2.1

The Issuer is offering up to 9,400,000 Shares at $2.00 per Share (the “Offered Shares”).  The offering price of the Shares was determined by the Issuer and Puplava Securities Inc. with regard to the pricing policies of the Exchanges.  Puplava Securities Inc. will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as may be approved by the Issuer in writing as agents of Puplava Securities Inc. to assist in the Offering and Puplava Securities Inc. may determine the remuneration payable by Puplava Securities Inc. to such other dealers appointed by it.  Except for the offering and sale of Offered Shares to certain institutional investors which are not U.S. subscribers and which are already shareholders of the Issuer as of the date hereof and certain other non-U.S. subscribers, any Offered Shares to be offered and sold pursuant to the Private Placement shall be offered and sold by way of brokered private placement through the Agent, acting as agent of the Issuer.  Any non-brokered private placement need not close on the same day as the brokered private placement and each of the non-brokered private placement and the brokered private placement may be effected in one or more closings at the sole discretion of the Issuer (as regards any non-brokered private placement) or as agreed in writing by the Issuer and Puplava Securities Inc. (as regards any brokered private placement).  With the prior written approval of the Issuer, and subject to the approval of any applicable Regulatory Authorities, the size of the offering may be increased beyond 9,400,000 Shares and “Offered Shares” includes any such additional Shares.

2.2

At the same time that the Purchaser signs and delivers this Agreement, the Purchaser will complete, sign, and deliver to the Issuer the Accredited Investor Questionnaire (United States) attached as Appendix I.

2.3

On the signing of this Agreement, the Purchaser will deliver to the Issuer at Suite 215 – 800 West Pender Street, Vancouver, British Columbia  V6C 2V6, a certified cheque, money order or bank draft drawn on a United States financial institution or Canadian chartered bank and made payable to “Kimber Resources Inc.”, representing the total purchase price of the Shares subscribed for by the Purchaser under this Agreement.  The Issuer will hold the Purchaser’s subscription funds pending Closing.  If the Issuer declines to accept this Agreement or all of the conditions of purchase in section 3.1 of this Agreement are not fulfilled or waived, the Issuer will return such subscription funds to the Purchaser without interest or deduction.  The subscription funds may also be deposited into a bank account of the Issuer no later than the close of business on the Business Day immediately preceding the Closing Date and wire transfer instructions will be provided upon request.

3.

CONDITIONS OF PURCHASE

3.1

The Purchaser acknowledges that the Issuer’s obligation to sell the Shares to the Purchaser is subject to, among other things, the conditions that:

(a)

the Purchaser duly completes, signs, and delivers to the Issuer, at the address set forth in section 2.3 hereof, a copy of this Agreement, together with all documents required by applicable securities legislation and the Exchanges for delivery on the Purchaser’s behalf, including without limitation the documents described in section 2.2 hereof;

(b)

the Purchaser duly delivers to the Issuer, at the address set forth in section 2.3 hereof, the Purchaser’s subscription funds in accordance with section 2.3 hereof;

(c)

the Issuer accepts this subscription;

(d)

the sale of the Shares is exempt from the prospectus and registration requirements under the B.C. Act and from the registration requirements under the 1933 Act, and any other applicable securities legislation relating to the sale of the Shares or all appropriate securities regulators issue all orders, consents, or approvals required to permit the sale without the Issuer having to register or file a registration statement or prospectus; and

(e)

the Purchaser’s representations and warranties remain true and correct as at the Closing Date.

4.

PURCHASER’S REPRESENTATIONS AND WARRANTIES

4.1

The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the date of this Agreement and at the Closing Date:

(a)

The Issuer has not filed a prospectus with the Commission, the SEC or any other securities commission or similar authority in connection with the offering of the Shares and that:

(i)

the Purchaser is restricted from using most of the civil remedies available under the B.C. Act;

(ii)

the Purchaser may not receive information that would otherwise be required to be provided to it under the Acts;

(iii)

the Issuer is relieved from certain obligations that it would otherwise be subject to if it provided a prospectus under the Acts;

(iv)

the issuance and sale of the Shares to the Purchaser is subject to the sale being exempt from the prospectus requirements of the B.C. Act and the registration requirements of the 1933 Act; and

(v)

the Purchaser has not received nor been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature or any other document purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, prospective purchasers of Shares in order to assist in making an investment decision in respect of the Shares.

(b)

The Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares.

(c)

The Purchaser certifies that it is not resident in British Columbia and acknowledges that:

(i)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(ii)

there is no government or other insurance covering the Shares;

(iii)

there are risks associated with the purchase of the Shares;

(iv)

there are restrictions on the Purchaser’s ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(v)

the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a registration statement or prospectus and, as a consequence of acquiring Shares pursuant to this exemption, certain protections, rights and remedies provided by the Acts, including statutory rights of rescission or damages, will not be available to the Purchaser.

(d)

The Purchaser:

(i)

is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Purchaser is resident (the “International Jurisdiction”) which would apply to the acquisition of the Shares, if any;

(ii)

has been advised that the Exchanges have jurisdiction over the Issuer and the Shares and that each Exchange imposes restrictions on the number of Shares that may be sold without shareholder approval below the “market price” (as defined in the rules and policies of each Exchange, respectively);

(iii)

is purchasing the Shares pursuant to exemptions from the prospectus requirements under the applicable securities laws of the Authorities in the International Jurisdiction and the registration requirements under the 1933 Act or, if such is not applicable, the Purchaser is permitted to purchase the Shares under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption;

(iv)

has been advised that there may be material tax consequences to the Purchaser of an acquisition or disposition of the Shares, that the Issuer gives no opinion and makes no representation with respect to the tax consequences to the Purchaser under United States, state, local or foreign tax laws of the Purchaser’s acquisition or disposition of any Shares, that the Purchaser has been advised to consult its own tax advisor with respect to applicable tax legislation, and that it is solely responsible for compliance with applicable tax legislation;

(v)

has no intention to distribute, and shall not transfer, either directly or indirectly, any of the Shares to any person within the United States or to a U.S. Person, except pursuant to an effective registration statement under the 1933 Act or an exemption therefrom; and

(vi)

is acquiring the Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States securities laws.

(e)

The purchase of the Shares has not been made through or as a result of, and the distribution of the Shares has not been accompanied by, an advertisement in printed media of general and regular paid subscription, radio, or television.

(f)

No person has made to the Purchaser any written or oral representations:

(i)

that any person will resell or repurchase the Shares;

(ii)

that any person will refund the purchase price of the Shares;

(iii)

as to the future price or value of any of the Shares; or

(iv)

that the Shares will be listed and posted for trading on a stock exchange or that an application has been made to list and post the Shares for trading on a stock exchange other than the Exchanges.

(g)

The Purchaser is not a “control person” of the Issuer as defined in the BC Act, will not become a “control person” by virtue of the purchase of any of the Shares, and does not intend to act in concert with any other person to form a control group of the Issuer.

(h)

The Purchaser is resident in the jurisdiction indicated on page 2 hereof.

(i)

The Purchaser acknowledges that the Shares have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States; that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements; that the Shares may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available; that the Issuer has no obligation or present intention of filing a registration statement under the 1933  Act in respect of any of the Shares; that the Issuer has no obligation or present intention to take any action so as to permit sales pursuant to the 1933 Act; and the Purchaser understands that, absent registration, under the rules of the SEC, the Purchaser may be required to hold the Shares indefinitely or to transfer the Shares in “private placements” which are exempt from registration under the 1933 Act, in which event the transferee will acquire “restricted securities” subject to the same limitations as in the hands of the Purchaser and the Purchaser understands that, as a consequence, the Purchaser must bear the economic risks of the investment in the Shares for an indefinite period of time.

(j)

The Purchaser acknowledges that the certificates representing the Shares (and any certificates issued in exchange or substitution for the Shares) will bear a legend pursuant to the 1933 Act as set out on page 9 hereof and that delivery of certificates bearing such legend may not constitute “good delivery” in settlement of transactions on Canadian or United States stock exchanges or over-the-counter markets.

(k)

The Purchaser has had the opportunity to ask questions and receive answers from the Issuer’s representatives concerning the terms and conditions of the Private Placement and to obtain any additional information which the Issuer possesses or can acquire without unreasonable effort or expense.

(l)

The issuance, sale and delivery of the Shares to the Purchaser are conditional upon such issuance and sale being exempt from the prospectus requirements of all applicable securities legislation in Canada relating to the issuance and sale of the Shares or upon the issuance of such orders, rulings, consents or approvals as may be required to permit such sales without the requirement of filing a prospectus.

(m)

If the Purchaser is an individual, the Purchaser has attained the age of majority and is legally competent to enter into and sign this Agreement and to take all actions required pursuant hereto, and if the Purchaser is a corporation, the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and its directors, shareholders, and others have given all necessary approvals to authorize the signing of this Agreement on the Purchaser’s behalf.

(n)

The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which it is or may be bound.

(o)

The Purchaser has duly signed and delivered this Agreement and this Agreement constitutes a legal, valid, and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

(p)

The Purchaser has obtained independent advice as to the applicable hold period imposed on the Shares by NI 45-102, other securities legislation and the Exchanges, and confirms that the Issuer has made no representations regarding the applicable hold periods for the Shares, and the Purchaser is aware of the risks and other characteristics of the Shares and of the fact that the Purchaser may not be able to resell the Shares except in accordance with NI 45-102, other applicable securities legislation and the Exchanges’ policies.

(q)

The Purchaser has been independently advised as to the applicable hold period imposed in respect of the Shares by securities legislation in the jurisdiction in which the Purchaser resides and confirms that no representation has been made respecting the applicable hold periods for the Shares and is aware of the risks and other characteristics of the Shares and of the fact that the Purchaser may not be able to resell the Shares except in accordance with the applicable securities legislation and regulatory policies.

(r)

If required by applicable securities legislation, policy, or order or by any securities commission, stock exchange or other regulatory authority or the Issuer, the Purchaser will sign, deliver, file, and otherwise assist the Issuer in filing all reports, undertakings, and other documents required with respect to the issue of the Shares.

(s)

The Purchaser acknowledges having been advised that the financial statements of the Issuer have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(t)

The Purchaser makes the representations, warranties, covenants, and acknowledgements contained in this Agreement and in any other Appendices, documents, or materials signed and delivered by the Purchaser hereunder with the intent that the Issuer and its professional advisors may rely on them in determining the Purchaser’s eligibility or, if applicable, the eligibility of others on whose behalf the Purchaser is contracting to purchase the Shares, and the Purchaser agrees to indemnify the Issuer against all losses, claims, costs, expenses, and damages or liabilities which the Issuer may suffer or incur caused by or arising from its reliance thereon.

(u)

The Purchaser agrees that the above representations, warranties, covenants, and acknowledgements will be true and correct both as of the signing date of this Agreement and as of the Closing Date and that they will survive the Purchaser’s purchase of the Shares and will continue in full force and effect even if the Purchaser subsequently disposes of any of the Shares.  The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place before the Closing Date.

5.

ISSUER’S REPRESENTATIONS AND WARRANTIES

5.1

The Issuer represents and warrants that, as of the date of this Agreement and at the Closing Date:

(a)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued, or amalgamated;

(b)

the Issuer’s common shares are listed and posted for trading on the Exchanges;

(c)

the Issuer is presently a reporting issuer in British Columbia, Alberta and Ontario and will use reasonable efforts to remain a reporting issuer who is not in default of the requirements of the Acts;

(d)

the Issuer is a “foreign private issuer” under the 1933 Act;

(e)

the Issuer’s authorized capital consists of 80,000,000 common shares without par value, of which 38,487,135 were issued and outstanding as of the close of business on February 16, 2006, and the Issuer’s outstanding shares are fully paid and non-assessable;

(f)

except as qualified by the disclosure in all prospectuses, filing statements, annual information forms, financial statements and news releases filed with any of the Regulatory Authorities (collectively, the “Disclosure Record”), the Issuer is the beneficial owner of the properties, business, and assets or the interests in the properties, business, or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business, or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(g)

the financial statements most recently filed with the Commission have been prepared in accordance with generally accepted accounting principles in Canada, accurately reflect the Issuer’s financial position and all of its material liabilities (accrued, absolute, contingent, or otherwise) as at the date thereof, and no adverse material changes in the Issuer’s financial position have taken place since the date thereof, save in the ordinary course of the Issuer's business;

(h)

the Issuer will use its commercially reasonable efforts to seek and obtain the acceptance for the Private Placement by the Exchanges and will make all filings required under the exemptions from registration and prospectus requirements available under the Acts in respect of the Private Placement;

(i)

there is no “material change”, as defined in the BC Act, relating to the Issuer or change in any “material fact”, as defined in the BC Act, relating to any of the Shares which has not been fully disclosed in accordance with the requirements of the Acts and the policies of the Exchanges;

(j)

the issue and sale of the Shares by the Issuer do not and will not conflict with, and do not and will not result in a breach of, any of the terms of the Issuer's incorporating documents;

(k)

the Issuer has, or will have by the Closing Date, authorized this Agreement by all necessary corporate action, and the Issuer has full corporate power and authority to undertake the Private Placement;

(l)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of securities has been issued to and is outstanding against the Issuer or its directors, officers, or promoters and no investigations or proceedings for such purposes are pending or threatened;

(m)

except as disclosed in the Disclosure Record or to the Regulatory Authorities, no person has any right, agreement, or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement, or option, for the issue or allotment of any unissued shares of the Issuer or its subsidiaries, if any, or any other security convertible into or exchangeable for any shares, or to require the Issuer or its subsidiaries, if any, to purchase, redeem, or otherwise acquire any of its issued and outstanding shares; and

(n)

the Shares will be subject to a hold period in British Columbia expiring four months from the Closing Date.

6.

RESALE RESTRICTIONS

6.1

The Purchaser acknowledges that the Shares will be subject to restrictions on resale imposed by BCI 72-503, NI 45-102 and other applicable securities legislation until:

(a)

the applicable statutory hold period has expired, which in British Columbia will be four months from the issue date of the Shares, subject to certain conditions; or

(b)

a further statutory exemption under the BC Act or applicable securities legislation is available to the Purchaser and the prior consent of the Exchanges is obtained; or

(c)

an appropriate discretionary order is obtained under applicable securities legislation and the prior consent of the Exchanges is obtained; or

(d)

the Purchaser, if a control person, has satisfied all conditions relating to sales by control persons set out in NI 45-102,

and that the purchased Shares will be subject to an indefinite hold period in the United States unless registered in the United States or an exemption from the registration requirements of the 1933 Act is available.

6.2

The Purchaser agrees to consult its own legal advisers regarding the statutory resale restrictions applicable to the Shares before the resale of any of the Shares.

6.3

The certificates representing the Shares will bear a legend denoting the resale restrictions imposed by BCI 72-503, NI 45-102, other applicable securities legislation and the Exchanges.  The Purchaser agrees to sell, assign, or transfer the Shares only in accordance with these legends and the requirements of NI 45-102, other applicable securities legislation and the Exchanges.  The Purchaser acknowledges that the certificates representing the purchased Shares will bear the following legends:

“Unless permitted under securities legislation, the holder of the securities shall not trade the securities before [date that is four months and a day after the Closing.]”

“The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.  This legend will be deemed to expire on the later of (a) midnight (Vancouver time) on [_______________], 2006 [insert date which is four months after closing] and (b) the date on which a legend, if any, referring to the U.S. Securities Act of 1933, as amended, is removed from this certificate.”

“The securities represented hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or under any state securities laws.  The holder hereof, by purchasing such securities, agrees for the benefit of the corporation that such securities may be offered, sold or otherwise transferred, assigned or pledged only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption therefrom if the corporation has received an opinion of counsel satisfactory to the corporation that such registration is not required.”

7.

AGENT AND FINDERS

7.1

Pursuant to the Agency Agreement, the Issuer has engaged the Agent to act as the Issuer’s sole and exclusive agent for the Private Placement to all subscribers other than certain institutional investors which are already shareholders of the Issuer and which are not U.S. subscribers.  The Purchaser acknowledges and agrees that the Purchaser has been advised that:

(a)

Puplava Securities Inc. will receive a commission, payable in cash, of 5.5 % of the gross proceeds of the Private Placement to U.S. subscribers, payable on Closing; and

(b)

the Issuer and Puplava Securities Inc. have retained Leanne Baker, Investor Resources LLC, as an independent contractor to work with them to structure the Private Placement and advise on related matters and in consideration for such services Ms. Baker, as a registered representative of Puplava Securities Inc., is entitled to receive from Puplava Securities Inc. part of the latter’s commission, payable on Closing, and from the Issuer, a non-refundable fee of US $50,000 (payable in two installments);

and the Purchaser hereby acknowledges and agrees that no finder’s fee has been paid or is payable to any other third party for having acted as finder in connection with the Private Placement.

8.

APPOINTMENT OF AGENT BY PURCHASER

8.1

The Purchaser (and others for whom the Purchaser is contracting for hereunder) hereby irrevocably authorizes the Agent:

(a)

to negotiate, settle and amend any other agreement to be entered into in connection with this transaction;

(b)

to negotiate and waive, in whole or in part, or extend the time for compliance with, any of the Issuer’s representations, warranties or covenants or closing conditions, given or made by the Issuer for the benefit of the Purchaser, including but not limited to those contained in the Agency Agreement and any other agreement, instrument or document entered into by the Agent or the Purchaser in connection with this subscription or the Private Placement, all in such manner and on such terms and conditions as the Agent may determine, acting reasonably, without in any way affecting the Purchaser’s obligations or the obligations of such others hereunder;

(c)

to act as the Purchaser’s representative at the closing of the Private Placement to, among other things, receive a certificate or certificates representing the Shares subscribed for by the Purchaser, and to swear, execute and file any receipts or other required documentation on behalf of the Purchaser; and

(d)

to terminate this Agreement on behalf of the Purchaser in the event that any condition precedent to the completion of the Private Placement to U.S. subscribers has not been satisfied by the date set therefor.

9.

CLOSING DATE

9.1

The Closing Date pertaining to any private placement to a U.S. subscriber included in the Private Placement will take place on February 28, 2006 or such other date as may be agreed upon by the Issuer and Puplava Securities Inc. in writing.

9.2

On the Closing Date:

(a)

the subscription funds for the Shares subscribed for by the Purchaser and deposited by the Purchaser with the Issuer shall be released and delivered to the Issuer; and

(b)

the Issuer will issue and deliver to the Purchaser the certificate or certificates representing the Shares purchased by the Purchaser registered as instructed on page 2 of this Agreement.

9.3

If Closing has not occurred on or before March 31, 2006, the Purchaser’s subscription documentation delivered to the Issuer pursuant to section 2.2 hereof shall be returned to the Purchaser and the Purchaser’s subscription funds delivered to the Issuer pursuant to section 2.3 hereof shall be refunded to the Purchaser without bonus or deduction.

10.

COLLECTION OF PERSONAL INFORMATION

10.1

The Purchaser acknowledges and consents to the fact that the Issuer is collecting and will use and disclose the Purchaser’s personal information for the purpose of fulfilling this Agreement and for the purpose of complying with applicable securities laws.  The Purchaser further acknowledges and consents to the fact that the Issuer may be required by the applicable securities laws to provide the Regulatory Authorities or other authorities pursuant to the Proceeds of Crime (Money Laundering) Act (Canada) with any personal information provided by the Purchaser.

11.

NOTICE

11.1

Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or by email, or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by the party in writing.

11.2

If notice is sent by facsimile transmission, email or is delivered, it will be deemed to have been given at the time of transmission, email or delivery.

11.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4

If there is an interruption in normal mail service due to strike, labour unrest, or other cause at or prior to the time a notice is mailed, the notice will be sent by facsimile transmission or will be delivered.

12.

MISCELLANEOUS

12.1

A party may not assign this Agreement without the written consent of the other party.

12.2

The Purchaser hereby authorizes the Issuer to correct any minor errors in, or complete any minor information missing from any part of this Agreement and any other schedules, forms, certificates or documents executed by the Purchaser and delivered to the Issuer in connection with the Private Placement.

12.3

Without limitation, this subscription and the transactions contemplated by this Agreement are conditional upon and subject to the Issuer’s having obtained such approval of any Regulatory Authorities having jurisdiction of this subscription and the transactions contemplated by this Agreement as the Issuer considers necessary.

12.4

All references to currency refer to Canadian dollars unless specifically stated otherwise.

12.5

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

12.6

Except as expressly provided in this Agreement and in the agreements, instruments, and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties regarding the Shares and there are no other terms, conditions, representations, or warranties, whether expressed, implied, oral, or written, by statute, by common law, by the Issuer, or by anyone else.

12.7

The parties to this Agreement may amend this Agreement only in writing.

12.8

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

12.9

This Agreement is to be read with all changes in gender or number required by the context.

12.10

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties irrevocably attorn and submit to the jurisdiction of the court of British Columbia with respect to any dispute related to this Agreement.

12.11

The parties may sign this Agreement in any number of counterparts and may deliver this Agreement by facsimile, all of which, when taken together, will be deemed to be one and the same document.

APPENDIX I

Accredited Investor Questionnaire

(United States)

(Capitalized terms not specifically defined in this questionnaire have the meaning specified in the Subscription Agreement to which this questionnaire is attached.)

In connection with the execution of the Subscription Agreement to which this questionnaire is attached, the undersigned (the “Purchaser”) represents and warrants to Kimber Resources Inc. (the “Issuer”) and the Agent and its associated persons that:

1.

If the Purchaser is an individual (that is, a natural person and not a corporation, partnership, trust or other entity), then it satisfies one or more of the categories indicated below (please place an “X” on the appropriate line or lines):

____ Category 1	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the date of this questionnaire exceeds USD 1,000,000;
____ Category 2

A natural person who had an individual income in excess of USD 200,000 in each of the two most recent years or joint income with that person’s spouse in excess of USD 300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

____ Category 3	A natural person who is a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934;

2.

If the Purchaser is a corporation, partnership, trust or other entity), then it satisfies one or more of the categories indicated below (please place an “X” on the appropriate lines):

____ Category 1

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of USD 5,000,000;

____ Category 2

A trust that (a) has total assets in excess of USD 5,000,000, (b) was not formed for the specific purpose of acquiring the Shares and (c) is directed in its purchases of Shares by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Shares;

____ Category 3	An investment company registered under the United States Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;
____ Category 4	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958;
____ Category 5	A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;
____ Category 6	An entity which is a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or
____ Category 7	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

The statements made in this questionnaire are true and accurate to the best of my information and belief and I will promptly notify the Issuer of any changes in the answers.

Dated ____________________, 2006.

X
Signature of individual (if Purchaser is an individual)
X
Authorized signatory (if Purchaser is not an individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

SUBSCRIPTION AGREEMENT

(non-U.S. Persons; non-brokered)

SHARES

To:	Kimber Resources Inc. (the “Issuer”)
Re:	Purchase and Sale of Shares of the Issuer

Dated For Reference:  February 20, 2006

The undersigned (the “Purchaser”) hereby irrevocably subscribes for and agrees to purchase from the Issuer, subject to the terms and conditions set forth in Schedule “A” to this subscription (which, together with all appendices (the “Appendices”) attached hereto, shall be deemed to form a part of this subscription and shall be collectively referred to as this Agreement), that number of common shares (each a “Share”) in the capital of the Issuer set out on page 2 hereof at a price of $2,00 per Share.

The Purchaser and the Issuer hereby agree that the offering of the Shares shall be conducted on the terms and conditions specified in Schedule “A” hereto.  The Purchaser hereby makes, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, the acknowledgments, representations and warranties set out in Schedule “A” hereto, and agrees that the Issuer can rely on such acknowledgments, representations and warranties should this subscription offer be accepted.

INSTRUCTIONS FOR COMPLETING THIS AGREEMENT PRIOR TO DELIVERY TO THE ISSUER

1.

This form is for use by certain subscribers (that are institutional investors and shareholders of the Issuer already and that are NOT U.S. subscribers) and which are purchasing by way of non-brokered private placement.  A “U.S. subscriber” is any U.S. Person (as defined below).  This will include (a) any natural person resident in the United States (as defined below); (b) any partnership or corporation organized or incorporated under the laws of the United States; (c) any partnership or corporation organized outside the United States by a U.S. Person principally for the purposes of investing in securities not registered under the 1933 Act (as defined below), unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts; and (d) any estate of which any executor or administrator is a U.S. Person.

2.

All Purchasers must complete (i) the information required on page 2 with respect to subscription amounts and registration and delivery particulars; and (ii) the information required on page 3 with respect to information regarding the Purchaser.

3.

All Purchasers resident in British Columbia, Alberta or Ontario must complete Appendix I – “British Columbia / Alberta / Ontario Certificate” and any further forms required therein.  Appendix I is attached to Schedule “A” hereto.

4.

Return this Agreement to the Issuer at Suite 215 – 800 West Pender Street, Vancouver, British Columbia  V6C 2V6, with a certified cheque, money order or bank draft drawn on a Canadian chartered bank and made payable to “Kimber Resources Inc.”, in the aggregate amount of the subscription funds therefor.  The Issuer will hold such funds pending Closing.  If the conditions set out herein are satisfied or, to the extent permissible, waived by the applicable party or parties, the funds will be released at Closing to the Issuer.  If Closing has not occurred by the deadline stipulated in section 8.3 hereof, the funds will be refunded to the Purchasers, in each case without bonus or deduction.  The subscription funds may also be deposited into a bank account of the Issuer by wire transfer into such account no later than the close of business on the Business Day immediately preceding the Closing Date.  For wire transfer instructions, contact Michael E. Hoole at (604) 669-2251, extension 110, or mhoole@kimberresources.com.

SUBSCRIPTION AMOUNTS

No. of Shares to be purchased at $2.00 each	$
Total subscription funds for Shares

REGISTRATION AND DELIVERY (Complete Box A.  For Broker registration, ALSO complete Box B):

BOX A: PURCHASER INFORMATION AND SIGNATURE

(name of Purchaser)

(address – include city, province and postal code)
X
(contact name and telephone number)	(signature of Purchaser/authorized signatory)

(contact name and telephone number)	(if applicable, print name of signatory and office)
BOX B: FOR REGISTRATION THROUGH BROKER OR TRUSTEE

in trust for
(name of registered holder)	(name of beneficial holder)

(address of registered holder – include city, province and postal code)

(registered holder: contact name and phone number)

(registered holder: contact email address)

If the Purchaser is acting as agent and registered holder for a principal and is not a trust company or portfolio manager acting as trustee or agent for fully managed accounts (in which event the Purchaser will ensure that the applicable Appendices are completed on behalf of any such principal):

If the securities subscribed for are to be delivered to an address other than that provided in Box A or Box B above:

(name of principal)	(name of addressee)

(address of principal - line 1)	(address line 1)

(address of principal - line 2)	(address line 2)

Execution by the Purchaser in Box A hereof shall constitute an irrevocable offer and agreement by the Purchaser to subscribe for the securities described herein on the terms and conditions herein set out.  The Issuer shall be entitled to rely on the delivery of a facsimile copy of this Agreement, and acceptance by the Issuer of such facsimile Agreement shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms and conditions hereof.

ACCEPTANCE

This subscription is accepted and agreed to by the Issuer as of the ____ day of _______________, 2006.	) ) ) ) ) )	KIMBER RESOURCES INC. Per: Authorized Signatory

INFORMATION REGARDING THE PURCHASER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1.

Security Holdings.  The Purchaser and all persons acting jointly and in concert with the Purchaser own, directly or indirectly, or exercises control or direction over (provide additional detail as applicable):

☐

_________________ common shares of the Issuer and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Purchaser to acquire additional common shares or other kinds of shares of the Issuer:

_____________________________________________________________________________________

_____________________________________________________________________________________

_____________________________________________________________________________________

☐

No shares of the Issuer or securities convertible into shares of the Issuer.

SCHEDULE “A”

13.

DEFINITIONS

13.1

In this Agreement, the following words have the following meanings unless otherwise indicated:

(a)

“1933 Act” means the Securities Act of 1933 (United States of America), as amended;

(b)

“Acts” means, collectively, the BC Act, the Alberta Act and the Ontario Act;

(c)

“affiliate” means an issuer connected with another issuer because

(i)

one of them is the subsidiary of the other, or

(ii)

each of them is controlled by the same person;

(d)

“Agent” shall have the meaning specified in section 2.1 hereof;

(e)

“Agreement” means the subscription to which this Schedule “A” is attached, including this Schedule “A” and all Appendices hereto;

(f)

“Alberta Act” means the Securities Act (Alberta), as amended, the regulations and rules made thereunder and all administrative policy statements, rules, instruments, blanket orders, notices, directions, and orders issued by the Alberta Securities Commission;

(g)

“AMEX” means the American Stock Exchange;

(h)

“BC Act” means the Securities Act (British Columbia), as amended, the regulations and rules made thereunder and all administrative policy statements, rules, instruments, blanket orders, notices, directions, and orders issued by the BC Securities Commission;

(i)

“Business Day” means any day except Saturday, Sunday, or a statutory holiday in Vancouver, British Columbia;

(j)

“Closing” means the closing of the Private Placement pursuant to which the Purchaser purchases Shares on the Closing Date;

(k)

“Closing Date” means the day on which the Issuer issues the Shares to the Purchaser;

(l)

“Commissions” means together, the BC, Alberta and Ontario Securities Commissions;

(m)

“control person” means

(i)

for the purposes of British Columbia and Alberta law:

(A)

a person that holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer; or

(B)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the issuer to affect materially the control of the issuer;

and if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

(ii)

for the purposes of Ontario law, any person that holds or is one of a combination of persons that holds:

(A)

a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer; or

(B)

more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer;

(n)

“director” means

(a)

a member of the board of directors of a company or an individual who performs similar functions for a company; and

(b)

with respect to an entity that is not a company, an individual who performs functions similar to those of a director of a company;

(o)

“Exchanges” means the TSX and AMEX and “Exchange” means either one of them;

(p)

“executive officer” means, for an issuer, an individual who is

(i)

a chair, vice-chair or president;

(ii)

a vice-president in charge of a principal business unit, division or function, including sales, finance or production;

(iii)

an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer; or

(iv)

performing a policy-making function in respect of the issuer;

(q)

“founder” means, in respect of an issuer, a person who

(i)

acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer; and

(ii)

at the time of the trade is actively involved in the business of the issuer;

(r)

“NI 45-102” means National Instrument 45-102 entitled “Resale of Securities” published by the Canadian Securities Administrators;

(s)

“NI 45-106” means National Instrument 45-106 entitled “Prospectus and Registration Exemptions” published by the Canadian Securities Administrators;

(t)

“Offered Shares” has the meaning specified in section 2.1;

(u)

“Ontario Act” means the Securities Act (Ontario), as amended, the regulations and rules made thereunder and all applicable policy statements, rules, instruments, blanket orders, notices, directions, and orders issued by the Ontario Securities Commission;

(v)

“person” includes

(i)

an individual;

(ii)

a corporation;

(iii)

a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and

(iv)

an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(w)

“portfolio manager” means:

(iii)

under the B.C. Act, an adviser who manages the investment portfolio of clients through discretionary authority granted by one or more clients; and

(iv)

under the Alberta Act, and the Ontario Act, an adviser registered for the purpose of managing the investment portfolio of clients through discretionary authority granted by the clients;

(x)

“Private Placement” means the offering of the Shares by way of private placement (by way of brokered private placement through the Agent to all subscribers other than certain institutional investors (including the Purchaser) which are already shareholders of the Issuer and which are not U.S. subscribers);

(y)

“Regulatory Authorities” means the Commissions and the Exchanges;

(z)

“Shares” means the previously unissued common shares of the Issuer, as presently constituted;

(aa)

“spouse” means an individual who

(a)

is married to another individual and is not living separate and apart, within the meaning of the Divorce Act (Canada), from the other individual,

(b)

is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or

(c)

in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

(bb)

“United States” has the meaning specified in Regulation S of the 1933 Act;

(cc)

“U.S. Person” has the meaning specified in Regulation S of the 1933 Act; and

(dd)

“TSX” means the Toronto Stock Exchange.

14.

PURCHASE AND SALE OF SHARES

14.1

The Issuer is offering up to 9,400,000 Shares at $2.00 per Share (the “Offered Shares”).  The offering price of the Shares was determined by the Issuer with regard to the pricing policies of the Exchanges.  Any Offered Shares to be offered and sold to any subscriber other than certain institutional investors (including the Purchaser) which are already shareholders of the Issuer and which are not U.S. subscribers shall be offered and sold by way of brokered private placement through Puplava Securities Inc. (the “Agent”), acting as agent of the Issuer.  Puplava Securities Inc. will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as may be approved by the Issuer in writing as agents of Puplava Securities Inc. to assist in the offering.  The term “Agent” shall include any dealers so appointed.  Any non-brokered private placement need not close on the same day as the brokered private placement and each of the non-brokered private placement and the brokered private placement may be effected in one or more closings at the sole discretion of the Issuer (as regards any non-brokered private placement) or as agreed in writing by the Issuer and Puplava Securities Inc. (as regards any brokered private placement).  With the prior written approval of the Issuer, and subject to the approval of any applicable Regulatory Authorities, the size of the offering may be increased beyond 9,400,000 Shares and “Offered Shares” includes any such additional Shares.

14.2

At the same time that the Purchaser signs and delivers this Agreement, the Purchaser will complete, sign, and deliver to the Issuer, if the Purchaser is resident in British Columbia, Alberta or Ontario, the British Columbia / Alberta / Ontario Certificate attached as Appendix I to Schedule “A” hereto.

14.3

On the signing of this Agreement, the Purchaser will deliver to the Issuer at Suite 215 – 800 West Pender Street, Vancouver, British Columbia  V6C 2V6, a certified cheque, money order or bank draft drawn on a Canadian chartered bank and made payable to “Kimber Resources Inc.”, representing the total purchase price of the Shares subscribed for by the Purchaser under this Agreement.  The Issuer will hold the Purchaser’s subscription funds pending Closing.  If the Issuer declines to accept this Agreement or all of the conditions of purchase in section 3.1 of this Agreement are not fulfilled or waived, the Issuer will return such subscription funds to the Purchaser without bonus or deduction.  The subscription funds may also be deposited by wire transfer into a bank account of the Issuer no later than the close of business on the Business Day immediately preceding the Closing Date and wire transfer instructions will be provided upon request.

15.

CONDITIONS OF PURCHASE

15.1

The Purchaser acknowledges that the Issuer’s obligation to sell the Shares to the Purchaser is subject to, among other things, the conditions that:

(a)

the Purchaser duly completes, signs, and delivers to the Issuer (at the address set forth in section 2.3 hereof) a copy of this Agreement, together with all documents required by applicable securities legislation and the Exchanges for delivery on the Purchaser’s behalf, including without limitation the documents described in section 2.2 hereof;

(b)

the Purchaser duly delivers to the Issuer, at the address set forth in section 2.3 hereof, the Purchaser’s subscription funds in accordance with section 2.3 hereof;

(c)

the Issuer accepts this subscription;

(d)

the sale of the Shares is exempt from the prospectus and registration requirements under the Acts and any other applicable securities legislation relating to the sale of the Shares or all appropriate securities regulators issue all orders, consents, or approvals required to permit the sale without the Issuer having to register or file a prospectus; and

(e)

the Purchaser’s representations and warranties remain true and correct as at the Closing Date.

16.

PURCHASER’S REPRESENTATIONS AND WARRANTIES

16.1

The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the date of this Agreement and at the Closing Date:

(a)

The Issuer has not filed a prospectus with any of the Commissions or any other securities commission or similar authority in connection with the offering of the Shares and that:

(i)

the Purchaser is restricted from using most of the civil remedies available under the Acts;

(ii)

the Purchaser may not receive information that would otherwise be required to be provided to it under the Acts;

(iii)

the Issuer is relieved from certain obligations that it would otherwise be subject to if it provided a prospectus under the Acts;

(iv)

the issuance and sale of the Shares to the Purchaser is subject to the sale being exempt from the prospectus requirements of the Acts; and

(v)

the Purchaser has not received nor been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature or any other document purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, prospective purchasers of Shares in order to assist in making an investment decision in respect of the Shares.

(b)

If the Purchaser is a resident of British Columbia, then:

(i)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares and is an “accredited investor” as defined in NI 45-106, and the Purchaser has completed, signed and delivered to the Issuer, an Appendix I – British Columbia / Alberta / Ontario Certificate; or

(ii)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale of distribution of all or any of the Shares and is:

(A)

a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(B)

a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(C)

a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(D)

a close personal friend of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(E)

a close business associate of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(F)

a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer; or

(G)

a parent, grandparent, brother, sister or child of the spouse of a founder of the Issuer; or

(H)

a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (A) to (G) above; or

(I)

a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (A) to (G) above; or

(iii)

the Purchaser is purchasing sufficient Shares so that the aggregate acquisition cost of the Shares to the Purchaser is not less than $150,000, and if the Purchaser is not an individual, the Purchaser is not a person created or used solely to permit the purchase or holding of the Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106 and the Purchaser is either:

(A)

purchasing the Shares as principal for investment purposes, for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares, and it will be the sole beneficial owner of the Shares; or

(B)

not purchasing the Shares as principal, but is duly authorized to enter into this Agreement and to sign all documents in connection with the purchase on behalf of each beneficial purchaser, and it acknowledges that the Issuer may be required by law to disclose on a confidential basis to certain securities regulatory authorities the identity of each beneficial purchaser of the Shares for whom it is acting, and the Purchaser is either:

(1)

a trust company, insurance company or a portfolio manager which is deemed under the B.C. Act to be purchasing the Shares as principal and the aggregate acquisition cost of the Shares purchased for all the accounts managed by it is not less than $150,000; or

(2)

acting as agent for one or more disclosed principals, each of whom is purchasing a portion of the Shares:  (i) as principal for its own account; (ii) not for the benefit of any other person; (iii) not with a view to the resale or distribution of all or any of the Shares and (iv) sufficient in number so the aggregate acquisition cost of such Shares for such principal is not less than $150,000, and the principal is not a person created or used solely to permit the purchase or holding of such Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106.

(c)

If the Purchaser is a resident of Alberta, then:

(i)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares and is an “accredited investor” as defined in NI 45-106, and the Purchaser has completed, signed and delivered to the Issuer, an Appendix I – British Columbia / Alberta / Ontario Certificate; or

(ii)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale of distribution of all or any of the Shares and is:

(A)

a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(B)

a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(C)

a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(D)

a close personal friend of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer; or

(E)

a close business associate of a director, executive officer or control person of the Issuer or of its affiliate; or

(F)

a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer, or

(G)

a parent, grandparent, brother, sister or child of the spouse of a founder of the Issuer; or

(H)

a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (A) to (G) above; or

(I)

a trust or estate of which all the beneficiaries or a majority of the trustees are persons described in paragraphs (A) to (G) above; or

(iii)

the Purchaser is purchasing sufficient Shares so that the aggregate acquisition cost of the Shares to the Purchaser is not less than $150,000, and if the Purchaser is not an individual, the Purchaser is not a person created or used solely to permit the purchase or holding of the Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106 and the Purchaser is either:

(A)

purchasing the Shares as principal for investment purposes, for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares, and it will be the sole beneficial owner of the Shares; or

(B)

not purchasing the Shares as principal, but is duly authorized to enter into this Agreement and to sign all documents in connection with the purchase on behalf of each disclosed principal, and it acknowledges that the Issuer may be required by law to disclose on a confidential basis to certain securities regulatory authorities the identity of each disclosed principal for whom it is acting, and the Purchaser is acting as agent for one or more disclosed principals, each of whom is purchasing a portion of the Shares:  (i) as principal for its own account; (ii) not for the benefit of any other person; (iii) not with a view to the resale or distribution of all or any of the Shares and (iv) sufficient in number so the aggregate acquisition cost of such Shares for such principal is not less than $150,000, and the principal is not a person created or used solely to permit the purchase or holding of such Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106.

(d)

If the Purchaser is resident in Ontario, then:

(i)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares and is an “accredited investor” as defined in NI 45-106, and the Purchaser has completed, signed and delivered to the Issuer, an Appendix I – British Columbia / Alberta / Ontario Certificate; or

(ii)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale of distribution of all or any of the Shares and is:

(A)

a founder of the issuer; or

(B)

an affiliate of a founder of the issuer; or

(C)

a spouse, parent, brother, sister, grandparent or child of an executive officer, director or founder of the issuer; or

(D)

a person that is a control person of the issuer; or

(iii)

the Purchaser is purchasing sufficient Shares so that the aggregate acquisition cost of the Shares to the Purchaser is not less than $150,000, and if the Purchaser is not an individual, the Purchaser is not a person created or used solely to purchase the Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106 and the Purchaser is either:

(A)

purchasing the Shares as principal for investment purposes, for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares, and it will be the sole beneficial owner of the Shares; or

(B)

not purchasing the Shares as principal, but is duly authorized to enter into this Agreement and to sign all documents in connection with the purchase on behalf of each disclosed principal, and it acknowledges that the Issuer may be required by law to disclose on a confidential basis to certain securities regulatory authorities the identity of each disclosed principal for whom it is acting, and the Purchaser is acting as agent for one or more disclosed principals, each of whom is purchasing a portion of the Shares:  (i) as principal for its own account; (ii) not for the benefit of any other person; (iii) not with a view to the resale or distribution of all or any of the Shares and (iv) sufficient in number so the aggregate acquisition cost of such Shares for such principal is not less than $150,000, and the principal, if not an individual, is not a person created or used solely to purchase the Shares (or other securities) in reliance on the “minimum amount investment” exemption from the dealer registration requirements or the prospectus requirements set out in section 2.10 of NI 45-106.

(e)

The Purchaser, if not a resident of British Columbia, certifies that it is not resident in British Columbia and acknowledges that:

(i)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(ii)

there is no government or other insurance covering the Shares;

(iii)

there are risks associated with the purchase of the Shares;

(iv)

there are restrictions on the Purchaser’s ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(v)

the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Acts and, as a consequence of acquiring Shares pursuant to this exemption, certain protections, rights and remedies provided by the Acts, including statutory rights of rescission or damages, will not be available to the Purchaser.

(f)

If the Purchaser is resident outside of Canada, the Purchaser:

(i)

is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Purchaser is resident (the “International Jurisdiction”) which would apply to the acquisition of the Shares, if any;

(ii)

is purchasing the Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable the Purchaser is permitted to purchase the Shares under the applicable securities laws of the Authorities in the International Jurisdiction without the need to reply on any exemption; and

(iii)

the applicable securities laws of the Authorities in the International Jurisdiction do not require the Issuer to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Shares.

(g)

The purchase of the Shares has not been made through or as a result of, and the distribution of the Shares has not been accompanied by, an advertisement in printed media of general and regular paid subscription, radio, or television.

(h)

No person has made to the Purchaser any written or oral representations:

(i)

that any person will resell or repurchase the Shares;

(ii)

that any person will refund the purchase price of the Shares;

(iii)

as to the future price or value of any of the Shares; or

(iv)

that the Shares will be listed and posted for trading on a stock exchange or that an application has been made to list and post the Shares for trading on a stock exchange other than the Exchanges.

(i)

The Purchaser is not a “control person” (as defined in the BC Act, the Alberta Act or the Ontario Act) of the Issuer, will not become a “control person” by virtue of the purchase of any of the Shares, and does not intend to act in concert with any other person to form a control group of the Issuer.

(j)

The Purchaser is resident in the jurisdiction indicated on page 2 of this Agreement and:

(i)

the Purchaser is not a national, citizen, or resident of the United States of America or its territories or possessions (a “U.S. Person”) and is not purchasing the Shares for the account or benefit of a U.S. Person;

(ii)

the Issuer did not offer the Shares to the Purchaser when the Purchaser was in the United States; and

(iii)

the Purchaser did not sign or deliver this Agreement in the United States.

(k)

The Purchaser acknowledges that the Shares have not been registered under the 1933 Act or the securities laws of any state of the United States, and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act regarding any of the Shares.

(l)

The Shares are not being acquired directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States and the Purchaser does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(i)

the transfer or assignment of any rights or interest in any of the Shares;

(ii)

the division of profits, losses, fees, commissions, or any financial stake in connection with this subscription; or

(iii)

the voting of the Shares.

(m)

If the Purchaser is an individual, the Purchaser has attained the age of majority and is legally competent to enter into and sign this Agreement and to take all actions required pursuant hereto, and if the Purchaser is a corporation, the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and its directors, shareholders, and others have given all necessary approvals to authorize the signing of this Agreement on the Purchaser’s behalf.

(n)

The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which it is or may be bound.

(o)

The Purchaser has duly signed and delivered this Agreement and this Agreement constitutes a legal, valid, and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

(p)

The Purchaser has obtained independent advice as to the applicable hold period imposed on the Shares by NI 45-102, other securities legislation and the Exchanges, and confirms that the Issuer has made no representations regarding the applicable hold periods for the Shares, and the Purchaser is aware of the risks and other characteristics of the Shares and of the fact that the Purchaser may not be able to resell the Shares except in accordance with NI 45-102, other applicable securities legislation and the Exchanges’ policies.

(q)

If required by applicable securities legislation, policy, or order or by any securities commission, stock exchange or other regulatory authority or the Issuer, the Purchaser will sign, deliver, file, and otherwise assist the Issuer in filing all reports, undertakings, and other documents required with respect to the issue of the Shares.

(r)

The Purchaser makes the representations, warranties, covenants, and acknowledgements contained in this Agreement and in any other Appendices, documents, or materials signed and delivered by the Purchaser hereunder with the intent that the Issuer and its professional advisors may rely on them in determining the Purchaser’s eligibility or, if applicable, the eligibility of others on whose behalf the Purchaser is contracting to purchase the Shares, and the Purchaser agrees to indemnify the Issuer against all losses, claims, costs, expenses, and damages or liabilities which the Issuer may suffer or incur caused by or arising from its reliance thereon.

(s)

The Purchaser agrees that the above representations, warranties, covenants, and acknowledgements will be true and correct both as of the signing date of this Agreement and as of the Closing Date and that they will survive the Purchaser’s purchase of the Shares and will continue in full force and effect even if the Purchaser subsequently disposes of any of the Shares.  The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty, or other information relating to the Purchaser set forth herein which takes place before the Closing Date.

17

ISSUER’S REPRESENTATIONS AND WARRANTIES

17.1

The Issuer represents and warrants that, as of the date of this Agreement and at the Closing Date:

(a)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued, or amalgamated;

(b)

the Issuer’s common shares are listed and posted for trading on the Exchanges;

(c)

the Issuer is presently a reporting issuer in British Columbia, Alberta and Ontario and will use reasonable efforts to remain a reporting issuer who is not in default of the requirements of the Acts;

(d)

the Issuer’s authorized capital consists of 80,000,000 common shares without par value, of which 38,487,135 shares were issued and outstanding as at the close of business on February 16, 2006, and the Issuer’s outstanding shares are fully paid and non-assessable;

(e)

except as qualified by the disclosure in all prospectuses, filing statements, annual information forms, financial statements and news releases filed with any of the Regulatory Authorities (collectively, the “Disclosure Record”), the Issuer is the beneficial owner of the properties, business, and assets or the interests in the properties, business, or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business, or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(f)

the financial statements most recently filed with the Commission have been prepared in accordance with generally accepted accounting principles in Canada, accurately reflect the Issuer’s financial position and all of its material liabilities (accrued, absolute, contingent, or otherwise) as at the date thereof, and no adverse material changes in the Issuer’s financial position have taken place since the date thereof, save in the ordinary course of the Issuer’s business;

(g)

the Issuer will use its commercially reasonable efforts to seek and obtain the acceptance for the Private Placement by the Exchanges and will make all filings required under the exemptions from registration and prospectus requirements available under the Acts in respect of the Private Placement;

(h)

there is no “material change”, as defined in the BC Act, relating to the Issuer or change in any “material fact”, as defined in the BC Act, relating to any of the Shares which has not been fully disclosed in accordance with the requirements of the Acts and the policies of the Exchanges;

(i)

the issue and sale of the Shares by the Issuer do not and will not conflict with, and do not and will not result in a breach of, any of the terms of the Issuer’s incorporating documents;

(j)

the Issuer has, or will have by the Closing Date, authorized this Agreement by all necessary corporate action, and the Issuer has full corporate power and authority to undertake the Private Placement;

(k)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of securities has been issued to and is outstanding against the Issuer or its directors, officers, or promoters and no investigations or proceedings for such purposes are pending or threatened; and

(l)

except as disclosed in the Disclosure Record or to the Regulatory Authorities, no person has any right, agreement, or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement, or option, for the issue or allotment of any unissued shares of the Issuer or its subsidiaries, if any, or any other security convertible into or exchangeable for any shares, or to require the Issuer or its subsidiaries, if any, to purchase, redeem, or otherwise acquire any of its issued and outstanding shares.

18.

RESALE RESTRICTIONS

18.1

The Purchaser acknowledges that the Shares will be subject to restrictions on resale imposed by NI 45-102 and other applicable securities legislation until:

(a)

the applicable statutory hold period has expired, which in British Columbia, Alberta and Ontario will be four months from the issue date of the Shares, subject to certain conditions; or

(b)

a further statutory exemption under the BC Act or applicable securities legislation is available to the Purchaser and the prior consent of the Exchanges is obtained; or

(c)

an appropriate discretionary order is obtained under applicable securities legislation and the prior consent of the Exchanges is obtained; or

(d)

the Purchaser, if a control person, has satisfied all conditions relating to sales by control persons set out in NI 45-102.

18.2

The Purchaser agrees to consult its own legal advisers regarding the statutory resale restrictions applicable to the Shares before the resale of any of the Shares.

18.3

The certificates representing the Shares will bear a legend denoting the resale restrictions imposed by NI 45-102, other applicable securities legislation and the Exchanges.  The Purchaser agrees to sell, assign, or transfer the Shares only in accordance with these legends and the requirements of NI 45-102, other applicable securities legislation and the Exchanges.

19.

FINDER

19.1

The parties hereto acknowledge and agree that that portion of the Private Placement which is made to non-U.S. subscribers constitutes a non-brokered private placement and the Purchaser hereby acknowledges and agrees that no finder’s fee has been paid or is payable to any third party for having acted as finder in connection with the Private Placement to the Purchaser.

20.

CLOSING DATE

.1

The Closing Date will take place on February 28, 2006 or such other date as may be approved by the Issuer, at its sole discretion, in writing.

20.2

On the Closing Date:

(a)

the Issuer shall close the subscriptions for up to 9,400,000 Shares (including the Shares subscribed for by the Purchaser);

(b)

the subscription funds for the Shares subscribed for by the Purchaser and deposited by the Purchaser with the Issuer shall be released and delivered to the Issuer; and

(c)

the Issuer will issue and deliver to the Purchaser the certificates representing the Shares purchased by the Purchaser registered as instructed on page 2 of this Agreement.

20.3

If Closing has not occurred on or before March 31, 2006, the Purchaser’s subscription documentation delivered to the Issuer pursuant to section 2.2 hereof shall be returned to the Purchaser and the Purchaser’s subscription funds delivered to the Issuer pursuant to section 2.3 hereof shall be refunded to the Purchaser without bonus or deduction.

21.

COLLECTION OF PERSONAL INFORMATION.

21.1

The Purchaser acknowledges and consents to the fact that the Issuer is collecting and will use and disclose the Purchaser’s personal information for the purpose of fulfilling this Agreement and for the purpose of complying with applicable securities laws.  The Purchaser further acknowledges and consents to the fact that the Issuer may be required by the applicable securities laws to provide the Regulatory Authorities or other authorities pursuant to the Proceeds of Crime (Money Laundering) Act (Canada) with any personal information provided by the Purchaser.

22.

NOTICE

22.1

Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or by email, or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by the party in writing.

22.2

If notice is sent by facsimile transmission or email or is delivered, it will be deemed to have been given at the time of transmission or delivery.

22.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

22.4

If there is an interruption in normal mail service due to strike, labour unrest, or other cause at or prior to the time a notice is mailed, the notice will be sent by facsimile transmission or will be delivered.

23

MISCELLANEOUS

23.1

A party may not assign this Agreement without the written consent of the other party.

23.2

The Purchaser hereby authorizes the Issuer to correct any minor errors in, or complete any minor information missing from any part of this Agreement and any other schedules, forms, certificates or documents executed by the Purchaser and delivered to the Issuer in connection with the Private Placement.

23.3

Without limitation, this subscription and the transactions contemplated by this Agreement are conditional upon and subject to the Issuer’s having obtained such approval of any Regulatory Authorities having jurisdiction of this subscription and the transactions contemplated by this Agreement as the Issuer considers necessary.

23.4

All references to currency refer to Canadian dollars.

23.5

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

23.6

Except as expressly provided in this Agreement and in the agreements, instruments, and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties regarding the Shares and there are no other terms, conditions, representations, or warranties, whether expressed, implied, oral, or written, by statute, by common law, by the Issuer, or by anyone else.

23.7

The parties to this Agreement may amend this Agreement only in writing.

23.8

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

23.9

This Agreement is to be read with all changes in gender or number required by the context.

23.10

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties irrevocably attorn and submit to the jurisdiction of the court of British Columbia with respect to any dispute related to this Agreement.

23.11

The parties may sign this Agreement in any number of counterparts and may deliver this Agreement by facsimile, all of which, when taken together, will be deemed to be one and the same document.

APPENDIX I

To be completed by British Columbia, Alberta and Ontario Accredited Investors

To:

Kimber Resources Inc.

The Purchaser, and any disclosed principal for whom the Purchaser is acting as agent, certifies that the Purchaser or, as applicable, such disclosed principal, is a resident of or otherwise subject to the securities legislation of the Province of (Please check one, as applicable):

❑

British Columbia;

❑

Alberta; or

❑

Ontario;

and the Purchaser or, as applicable, such disclosed principal, is an “accredited investor”, as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”), is purchasing the Shares as principal and, as at the Closing Date, the Purchaser or, as applicable, such disclosed principal, falls within one or more of the following categories (Please check one or more, as applicable):

❑

(a)

a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

❑

(b)

the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

❑

(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

❑

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a limited market dealer registered under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

❑

(e)

an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

❑

(f)

the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

❑

(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

❑

(h)

any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

❑

(i)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

❑

(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

❑

(k)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

❑

(l)

an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

❑

(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

❑

(n)

an investment fund that distributes or has distributed its securities only to

(i)

a person that is or was an accredited investor at the time of the distribution;

(ii)

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [minimum amount investment] and 2.19 [additional investment in investment funds] of NI 45-106; or

(iii)

a person described in paragraph (i) or (ii) above that acquires or acquired securities under section 2.18 [investment fund reinvestment] of NI 45-106;

❑

(o)

an investment fund that distributes or has distributed securities a prospectus in a jurisdiction in Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

❑

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

❑

(q)

a person acting on behalf of a fully managed account managed by that person if that person:

(i)

is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; and

(ii)

in Ontario, is purchasing a security that is not a security of an investment fund;

❑

(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

❑

(s)

an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

❑

(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

❑

(u)

an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or

❑

(v)

a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

(i)

an accredited investor; or

(ii)

an exempt purchaser in Alberta or British Columbia after NI 45-106 came into force.

For the purposes of this Appendix I, the following definitions are included for convenience:

“affiliate” means an issuer connected with another issuer because

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same person;

“beneficial ownership” occurs

(a)

for the purposes of British Columbia law, when a person (the “first person”) beneficially owns securities that are beneficially owned by

(i)

an issuer controlled by the first person, or

(ii)

an affiliate of the first person or an affiliate of an issuer controlled by the first person;

(b)

for the purposes of Alberta law, when a person (the “first person”) beneficially owns securities that are beneficially owned by

(i)

a company controlled by the first person or an affiliate of that company,

(ii)

an affiliate of the first person, or

(iii)

through a trustee, legal representative, agent or other intermediary of the first person; and

(c)

for the purposes of Ontario law, when a person (the “first person”) beneficially owns securities that are beneficially owned by:

(i)

a company controlled by the first person or by an affiliate of that company; or

(ii)

an affiliate of the first person;

“Canadian financial institution” means

(a)

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act; or

(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada, to carry on business in Canada or a jurisdiction of Canada;

“control” occurs for the purposes of NI 45-106 when a person (the “first person”) is considered to control another person (the “second person”) if

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(b)

the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(c)

the second person is a limited partnership and the general partner of the limited partnership is the first person;

“control person” means

(a)

for the purposes of British Columbia and Alberta law:

(i)

a person that holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer; or

(ii)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the issuer to affect materially the control of the issuer;

and if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

(b)

for the purposes of Ontario law, any person that holds or is one of a combination of persons that holds:

(i)

a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer; or

(ii)

more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer;

“director” means

(a)

a member of the board of directors of a company or an individual who performs similar functions for a company; and

(b)

with respect to an entity that is not a company, an individual who performs functions similar to those of a director of a company;

“eligibility adviser” means a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed;

“executive officer” means, for an issuer, an individual who is

(a)

a chair, vice-chair or president;

(b)

a vice-president in charge of a principal business unit, division or function, including sales, finance or production;

(c)

an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer; or

(d)

performing a policy-making function in respect of the issuer;

“financial assets” means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

“fully-managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“investment fund” has the same meaning specified in National Instrument 81-106 – Investment Fund Continuous Disclosure;

“jurisdiction” means a province or territory of Canada except when used in the term foreign jurisdiction;

“local jurisdiction” means the jurisdiction in which the applicable securities regulatory authority is situate;

“person” includes

(a)

an individual;

(b)

a corporation;

(c)

a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and

(d)

an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“regulator” means

(a)

Executive Director, as defined under section 1 of the Securities Act (Alberta),

(b)

Executive Director, as defined under section 1 of the Securities Act (British Columbia), and

(c)

Director, as defined under section 1 of the Securities Act (Ontario);

and in respect of any local jurisdiction other than British Columbia, Alberta and Ontario, means such other person as is referred to in Appendix D of National Instrument 14-101 – Definitions;

“related liabilities” means

(a)

liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(b)

liabilities that are secured by financial assets;

“securities legislation” means

(a)

for British Columbia, the Securities Act (British Columbia) and the regulations, rules and forms under such Act and the blanket rulings and orders issued by the British Columbia Securities Commission;

(b)

for Alberta, the Securities Act (Alberta) and the regulations, rules and forms under such Act and the blanket rulings and orders issued by the Alberta Securities Commission;

(c)

for Ontario, the Securities Act (Ontario) and the regulations and rules under that Act; and

(d)

for other Canadian jurisdictions, such other statutes and instruments as are listed in Appendix B of National Instrument 14-101 – Definitions;

“securities regulatory authority” means

(a)

for the purposes of British Columbia laws, the British Columbia Securities Commission;

(b)

for the purposes of Alberta laws, the Alberta Securities Commission;

(c)

for the purposes of Ontario laws, the Ontario Securities Commission; and

(d)

in respect of any local jurisdiction other than British Columbia, Alberta or Ontario, the securities commission or other regulatory authority listed in Appendix C of National Instrument 14-101 – Definitions;

“spouse” means an individual who

(a)

is married to another individual and is not living separate and apart, within the meaning of the Divorce Act (Canada), from the other individual,

(b)

is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or

(c)

in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

“voting security” means any security which:

(a)

is not a debt security; and

(b)

carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

[The balance of this page has been left blank intentionally].

EXECUTED by the Purchaser at ___________________________ this ______ day of ____________, 2006.

If a corporation, partnership or other entity:

If an individual:

Print Name of Purchaser	Print Name

Signature of Authorized Signatory	Signature

Name and Position of Authorized Signatory	Jurisdiction of Residence

Jurisdiction of Residence